MD Global Partners, LLC

Financial Statements and Supplemental Information
Pursuant to SEC Rule 17a-5

December 31, 2024

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67356

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MD Global Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

329 E 63rd St #3J

(No. and Street)

New York   **NY**   **10065**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Miller   **917-620-6006**   jmiller@mdgpartners.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WWC, PC

(Name – if individual, state last, first, and middle name)

633 Third Ave 9th FL   **New York**   **NY**   **10017**

(Address)   (City)   (State)   (Zip Code)

3/16/2004   **1171**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
    accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
    CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Owen May, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MD Global Partners LLC, as of 12/31, 2 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CODY WILLIAM BIVINS
Notary Public, State of New York
Reg. # 01BI6428186
Qualified in Ulster County
Commission Expires January 18, 20 26

Signature: ______________________

Title:
Managing Member

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MD Global Partners, LLC
Table of Contents
December 31, 2024

Report of Independent Registered Public Accounting Fim on the Financial Statements

Statement of Financial Condition

Notes to Financial Statements

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager and Member of
MD Global Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MD Global Partners, LLC as of December 31, 2024, and the related notes and supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MD Global Partners, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MD Global Partners, LLC's management. Our responsibility is to express an opinion on MD Global Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MD Global Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WWC, P.C.

WWC, P.C.
Certified Public Accountants
PCAOB ID. No, 1171

We have served as MD Global Partners, LLC's auditor since 2018.

San Mateo, CA
March 31, 2025

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

MD Global Partners, LLC
Statement of Financial Condition
As of December 31, 2024

Assets

Cash and cash equivalents	$	21,808
Deposits with clearing broker		50,000
Fees Receivable- Affiliates		705
Prepaid expenses		9,016
Total Assets	$	81,529

Liabilities

Accounts payable and accrued liabilities	$	28,782
Due to Clearing Broker		4,269
Commissions payable		18,211
Total Liabilities		51,262

Member's Equity

Member's equity	$	30,267
Total member's equity		30,267
Total liabilities and member's equity	$	81,529

The accompanying notes are an integral part of these financial statements.

MD Global Partners, LLC
Notes to Financial Statements
For the Year Ended December 31, 2024

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Black Capital Partners, LLC was formed on November 21, 2005 in Delaware and commenced operations on April 1, 2006. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934, became a member of the Financial Industry Regulatory Authority ("FINRA") on September 18, 2006 and is a member of the Securities Investor Protection Corporation ("SIPC"). In 2007, the Company changed its name to May Davis Partners, LLC and in 2009 the Company changed its name to MD Global Partners, LLC (the "Company").

The Company provides a variety of broker-dealer services that include placement agent (or finder) for investment companies and private equity funds; third party marketing and providing M&A advisory services.

Summary of Significant Accounting Policies

Presentation and Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts and Commissions Receivable

Receivables are recorded and stated at face value when collectability is reasonably assured. The Company incurred no bad debt expense during 2024. Management assessed its outstanding receivables at December 31, 2024 and determined that an allowance was unnecessary as the balance was due from its affiliates.

Investments

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income. The Company held no marketable securities at December 31, 2024.

MD Global Partners, LLC
Notes to Financial Statements
For the Year Ended December 31, 2024

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers* (Revenue Recognition), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU defines the promised good or service as the performance obligation under the contract.

In accordance with the new revenue recognition standard, the Company has identified the specific performance obligation (promised services) associated with the contract with the customer and has determined when that specific performance obligation has been satisfied, which may be at a point in time or over time depending on how the performance obligation is defined. The contracts with customers also contain the transaction price, which consists of fixed consideration and/or consideration that may vary (variable consideration) and is defined as the amount of consideration an entity expects to be entitled to when or as the performance obligation is satisfied.

The new revenue recognition standard further clarified the guidance related to reporting revenue gross as principal versus net as an agent.

Commissions Commission income is recognized when the customer has agreed with the Company on the security to be transacted and the amount of commission to be charged, the service has been rendered, at which point there are no outstanding performance obligations due to the customer, and the Company is assured that its commission fee will be received. Brokerage commissions are derived from executing transactions for clients on exchanges and over-the-counter markets, sales of mutual funds, providing brokerage services and other such activities. Transactions in securities, including the related commission revenues and expenses, are recorded on a trade-date basis as securities transactions occur.

Advisory Fees Advisory fees are recognized when the Company has entered into agreement for professional services with its customers which includes the fees to be charged and the scope of services, and the services have been rendered, there are not outstanding obligations regarding such services, and fees are reasonably expected to be collected.

Placement Agent Fees Placement agent fees arise from securities offerings in which the Company acts as an agent on behalf of its customer to either newly issued securities or find buyers in the primary market on behalf of its customers. Placement agent fees are recorded when the placement or transaction has been completed, and there are no remaining outstanding performance obligations under the terms of a contractual arrangement, and the fees are reasonably determinable and expected to be collected.

Administrative Fees Administrative fees represent payments to the Company for acting as an independent distribution consultant (IDC) for a defunct pre-IPO investment company. This arrangement is subject to periodic review and monitoring by the SEC.

MD Global Partners, LLC
Notes to Financial Statements
For the Year Ended December 31, 2024

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with RBC Capital Markets ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2024, was $50,000.

Note 3: INCOME TAXES

The Company operates as a single member limited liability company and is treated as a disregarded entity for income tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the member and no provision or liability for federal or state income taxes is included in these financial statements.

Note 4: OCCUPANCY

The Company currently reimburses the Company's owner for use of his personal residence $2,300 per month. The lease had a term of one year and was renewed for an additional year in December 2024. Occupancy expense for the year ended December 31, 2024, was $27,500. The Company has elected the exemption to not record this lease reimbursement as a right of use asset under ASC 842.

Note 5: CONCENTRATIONS OF RISK

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of insured amounts. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

Demand Risk

One client generated 49% of Advisory fee revenues in 2024, and another client generated 35% of Placement fee revenue. In addition, 52% of placement fees were trailers from previous period placements.

Note 6: COMMITTMENT AND CONTINGENCIES

The Company was named in a lawsuit by a third party who has no relationship with the Company. The lawsuit seeks $47,500 in damages. The Company believes the suit is frivolous and has no merit.

The Company has filed a civil suit against a former consultant and a former employee for theft, fraud, and breach of fiduciary duty. If successful, the Company does not expect to recover monetary damages.

The Company is subject to claims which arise in the ordinary course of business which are the result of regulatory inquiries. At December 31,2024 the disposition of any open inquiries is unknown. For the year ended December 31, 2024, there were no regulatory fines reported in the statement of operations.

MD Global Partners, LLC
Notes to Financial Statements
For the Year Ended December 31, 2024

The Company is currently completing 2 FINRA three-year cycle examinations covering the periods 2019-2021 and 2022 to 2024. The earlier period examination has resulted in a fine of $40,000 and a censure. The results of the later examination have not been concluded.
Any net capital shortfall due to the imposition of the fine will be fully addressed by means of a capital contribution by the member.

Note 7: Related Party Transactions

In 2024, administrative fee income of $21,305 was earned from 2 affiliates under common control with Company. At December 31, 2024, the balance due to the Company from companies under common control was $705.

Also, see Note 4.

MD Global Partners, LLC
Notes to Financial Statements
For the Year Ended December 31, 2024

Note 8: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2024 or during the year then ended.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2024, the Company had net capital of $20,546 which was $15,546 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness of $46,993 to net capital was 2.29 to 1, which is less than the 15 to 1 maximum allowed.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

MD Global Partners, LLC
Notes to Financial Statements
For the Year Ended December 31, 2024

Note 11: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 31, 2025, the date the financial statements were available to be issued.

The Company's shareholder deposited cash as capital of $6,000 in January 2025, $9,500 in March 2025 and forgave Company liabilities to him of $25,274 constituting a capital contributions in February, 2025, and March 2025. Based upon this review, except for the issues disclosed in this note and Note 6 above, the Company has determined that there were no events which took place that would have a material impact on its financial statements.